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                          June 1, 2023

       Matthew Booth
       Chief Executive Officer and Director
       Urgent.ly Inc.
       8609 Westwood Center Drive, Suite 810
       Vienna, VA 22182

                                                        Re: Urgent.ly Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 15, 2023
                                                            File No. 333-271937

       Dear Matthew Booth:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2023 letter.

       Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Balance Sheet, page 189

   1. The cash and cash equivalents of $140,297K for Otonomo on the Unaudited Pro Forma
                                                        Condensed Balance Sheet
should reconcile to the cash and cash equivalents of $22,448K as presented on your
Consolidated Balance Sheet of Otonomo on page F-39. This
                                                        comment also applies to
the pro forma purchase price allocation table that list cash acquired as $140,643K.
Please revise.
 Matthew Booth
FirstName  LastNameMatthew Booth
Urgent.ly Inc.
Comapany
June 1, 2023NameUrgent.ly Inc.
June 1,
Page 2 2023 Page 2
FirstName LastName
Note 2: Calculation of Estimated Merger Consideration and Preliminary Purchase Price
Allocation, page 191

2. You disclose that the Urgently common stock price as of December 31, 2022 was calculated by an independent valuation specialist. Please tell us what consideration you gave to Question 141.02 of the Compliance and Disclosure
Interpretations: Securities
         Act Sections updated on November 13, 2020.
Preliminary Purchase Price Allocation, page 192

3. Your preliminary allocation of the estimated merger consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of Otonomo based on
         Otonomo   s audited consolidated balance sheet as of December 31, 2022 resulted in a
         shortfall recorded to bargain purchase gain. Tell us how you determined the fair value of the assets acquired and the liabilities assumed in your purchase price allocation. We refer you to ASC 805-30-25-4, 805-30-30-5, and 30-6. Clarify how you
estimated the fair value
         of identifiable intangible assets of Otonomo. That is, tell us how you considered that
         Otonomo fully impaired their intangible assets as of December 31, 2022 and recorded them at zero fair value. In addition, tell us and disclose how you were able to establish that the seller agreed to accept less than fair value and how you have appropriately recognized all of the assets and liabilities acquired. Refer to ASC 805-30-50-1(f)(2).
Note 3: Transaction Accounting Adjustments for Condensed Combined Balance Sheet , page
193

4.       You disclose adjustments to remove Urgently   s long-term debt,
derivative liability,
         warrant liability, and redeemable convertible preferred stock due to the expected conversion of convertible notes (and the corresponding derivative liability) and the exchange of the outstanding warrants, and preferred stock into common stock immediately before the Merger. Please confirm whether these adjustments are a result of provisions in the merger agreement and expand your disclosure to discuss the terms of such conversion. In this regard, in order to present the pro forma impact of this conversion, it must comply with Article 11 of Regulation S-X. We refer you to Rule 11-
         02(a)(6)(i) of Regulation S-X.
Urgently's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Business Metrics, page 209

5. You disclose that the number of dispatches has increased over time as you have added new Customer Partners, retained and expanded usage by existing Customer Partners and expanded complimentary product offerings. Please tell us what consideration was given in quantifying and discussing operating metrics or other key performance indicators related to renewal or retention rates and the number of new and existing Customer Partners at the end of each period presented. To the extent material, discuss any known trends related to
 Matthew Booth
Urgent.ly Inc.
June 1, 2023
Page 3
         these measures. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release
         No. 33-8350.
Notes to Consolidated Financial Statements
Revenue recognition, page F-12

6. We have reviewed your response to comment 15. Please revise to disclose that your revenue Full-service outsourcing RAS-flat rate and Full-service outsourcing RAS-claim cost pass-through are recognized over time.
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNameMatthew Booth                             Sincerely,
Comapany NameUrgent.ly Inc.
                                                            Division of
Corporation Finance
June 1, 2023 Page 3                                         Office of
Technology
FirstName LastName